                                 FORM 11-K



                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


      [ X ] Annual Report Pursuant to Section 15(d) of the Securities
                    Exchange Act of 1934 (Fee Required)

                For the Fiscal Year ended December 31, 1994

         [   ] Transition Report Pursuant to Section 15(d) of the
             Securities Exchange Act of 1934 (No Fee Required)

              For the Transition Period from       to

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                         (Full Title of the Plan)


                           WYMAN-GORDON COMPANY
                           244 WORCESTER STREET
                               P.O. BOX 8001
                  NORTH GRAFTON, MASSACHUSETTS 01536-8001
                  (Name of Issuer of the Securities Held
                   Pursuant to the Plan and the Address
                    of its Principal Executive Offices)























                                  1 of 7

ITEM 1.  CHANGES IN THE PLAN

     Wyman-Gordon Company ("the Company") amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the Plan"). The Company issued the Wyman-Gordon Company Savings/Investment Plan, Plan and Trust Agreement, Second Complete Amendment and Restatement December 20, 1994, generally effective April 1, 1992. Pursuant to a stock purchase agreement between Cooper Industries, Inc. and Wyman-Gordon Company, effective May 27, 1994, Wyman-Gordon Forgings, Inc. (WGFI), formerly known as Cameron Forged Products Company, became a subsidiary of Wyman-Gordon Company. Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of Wyman-Gordon Forgings, Inc., a subsidiary of the Wyman-Gordon Company, were transferred to this Plan.


ITEM 2.  CHANGES IN INVESTMENT POLICY

  Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI, a subsidiary of the Company, were transferred to this Plan. The assets included Cooper Common Stock and Cooper Preferred Stock which assets are held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively.
A Participant's or Beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such Funds until such time as the Participant or Beneficiary otherwise elects to invest such portion of his or her Accounts or the Administrator directs the liquidation of such Funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by Participants or Beneficiaries, except to the extent a Participant or Beneficiary is permitted to exchange all or a portion of his or her investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

     Effective May 2, 1994, the Plan expanded its investment options to include Stagecoach LifePath Funds.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

     Under the terms of the Plan any contributions made by or on behalf of the Participant of between 2% and 5% of a Participant's annual compensation are matched by Wyman-Gordon Company ("the Company") at its discretion at a rate determined by the Company's Chief Executive Officer.




     Effective April 1, 1993, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993. The Wyman-Gordon stock match amounted to $637,779 in 1994.

     Under the terms of the Plan as subsequently amended on April 1, 1992, the Company's wholly-owned subsidiary Wyman-Gordon Investment Castings, Inc. (WGIC) will match 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay.
The Company may change the 25% matching rate or the 15% of considered pay to any other percentages including 0%. The maximum dollar match is limited to $270 per Participant for the Plan year. The total 1994 Company match was $262,371.


ITEM 4.  PARTICIPATING EMPLOYEES

     At December 31, 1994, 3,476 employees were Participants in the Plan.


ITEM 5.  ADMINISTRATION OF THE PLAN

     The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.

     The Plan Committee is responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, and the resolution of questions relating to an individual's participation in the Plan. At December 31, 1994, the members of the Plan Committee were:

     NAME           OFFICE OR POSITION         ADDRESS

Raymond L. Raboin   Forgings Division-       Wyman-Gordon Company
                    Controller               244 Worcester Street
                                             P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

David J. Sulzbach   W-G Forgings, Inc.       W-G Forgings, Inc.
                    Division - Controller    10825 Telge Road
                                             P.O. Box 40456
                                             Houston, TX
                                             77240-0456



      NAME          OFFICE OR POSITION           ADDRESS

Wallace F. Whitney, Vice President, General  Wyman-Gordon Company
  Jr.               Counsel and Clerk        244 Worcester Street
                                             P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

ITEM 6.  CUSTODIAN OF INVESTMENTS

     Wells Fargo Bank N.A., 420 Montgomery Street, San Francisco, California, a Delaware Corporation, is the custodian of the assets held by the Plan. For the year ended December 31, 1994, Wells Fargo Bank N.A. was paid fees of approximately $48,000 for its services, which were paid by the Plan.

     Wells Fargo's coverage for property of its customers under custody and its agents is provided under the Banker's Professional Liability Insurance which insures the bank and its customers against all risks of loss resulting directly from one or more fraudulent or dishonest acts by an employee acting alone or in collusion with others, committed with the intent to have the employer sustain a pecuniary loss and to profit personally thereby, physical loss of property resulting from burglary, robbery, theft, common law or statutory larceny, mysterious disappearance or damage thereto, while such property is lodged within offices or premises anywhere, or while in transit anywhere in the custody of a messenger. The limit of the coverage for each loss or claim or annual aggregate excess of deductible is $105 million.


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

     Each Participant is furnished with a quarterly statement summarizing the activity within their investment accounts for the quarter as well as the value of their investment accounts as of the end of the quarter.


ITEM 8.  INVESTMENT OF FUNDS

     (a) For the three years ended December 31, 1994, no direct brokerage commissions were paid by the Plan.

     (b) During the year ended December 31, 1994, neither the Plan nor any Investment Manager for the Plan, pursuant to an agreement or understanding with a broker or otherwise through an internal allocation procedure, directed the Plan's brokerage transactions to a broker or brokers because of research services provided.







ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The Financial Statements of the Plan consisting of the following are filed herewith:

          (1)  Report of Independent Auditors

          (2)  Statements of Net Assets Available for Plan
               Benefits as of December 31, 1994 and 1993

          (3)  Statements of Changes in Net Assets Available for
               Plan Benefits for the Years Ended December 31,
               1994, 1993 and 1992

          (4)  Supplemental Schedules


     (b)  Exhibits:                                              Page

          (1)  The Wyman-Gordon Company Savings/Investment
               Plan is incorporated by reference to
               Registration Statement No. 33-26980
               on Form S-8.                                    -

          (2)  Agreement establishing the Wyman-Gordon
               Savings/Investment Trust is incorporated
               by reference to Registration Statement
               No. 33-26980 on Form S-8.                       -

          (3)  Consent of Independent Auditors               R-3






























                                 SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WYMAN-GORDON COMPANY
                                   SAVINGS/INVESTMENT PLAN




Date      6/23/95                  By  /s/ Andrew C. Genor
                                           Andrew C. Genor
                                   Vice President -
                                   Chief Financial Officer
                                   and Treasurer








































                            WYMAN-GORDON COMPANY
                           SAVINGS/INVESTMENT PLAN

                          FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES



            For the Years Ended December 31, 1994, 1993 and 1992

                                    with

                       Report of Independent Auditors




































                Wyman-Gordon Company Savings/Investment Plan

                      Index to Financial Statements and
                           Supplemental Schedules





                                                        Pages
Report of Independent Auditors                         R-2

Consent of Independent Auditors                        R-3

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1994 and 1993          R-4

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    December 31, 1994, 1993 and 1992                   R-5A1/R-5C1

  Notes to Financial Statements                        R-6

Additional Information for Item 30(a) -
  Supplemental Schedule of Assets Held for
  Investment Purposes as at December 31, 1994          R-17

Additional Information for Item 30(d) -
  Supplemental Schedule of Reportable Transactions
  for the Year Ended December 31, 1994                 R-18A/R-18B
























              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To The Trustees of Wyman-Gordon Company
Savings and Investment Plan


We have audited the accompanying statements of net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   Ernst & Young LLP

Boston, Massachusetts
May 12, 1995


                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company Savings and Investment Plan of our report dated May 12, 1995, with respect to the financial statements and schedules of the Wyman-Gordon Company Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                             Ernst & Young LLP



Boston, Massachusetts
June 20, 1995







































                Wyman-Gordon Company Savings/Investment Plan
            Statements of Net Assets Available for Plan Benefits
                      as of December 31, 1994 and 1993

                        1994                    1993
                       Invest-      1994       Invest-      1993
                        ment        Fair        ment        Fair
                       at Cost      Value      at Cost      Value
ASSETS
Investments,
  at fair value:

Collective Investment
  Funds:
  Income Accumulation
    Fund of Wells Fargo
    Bank N.A.         $18,644,060  $18,644,060 $6,877,696 $ 6,877,696
  Stagecoach LifePath
    2000                  736,062      710,998          -           -
  Stagecoach LifePath
    2010                  580,976      557,322          -           -
  Stagecoach LifePath
    2020                  301,464      291,298          -           -
  Stagecoach LifePath
    2030                   96,950       93,911          -           -
  Stagecoach LifePath
    2040                   57,792       56,489          -           -
  Stagecoach Asset
    Allocation          8,236,243    7,608,252  9,332,544   9,191,320
  Stagecoach Growth
    Stock Fund          5,397,280    5,482,552  3,570,692   3,546,299
  Stagecoach S&P 500
    Fund                8,176,592    7,946,770  2,778,674   2,803,201
  Stagecoach U.S.
    Treasury
    Allocation          6,744,036    6,340,582  3,744,521   3,536,396
                                    47,732,234             25,954,912

Wyman-Gordon Stock
  Fund                  2,525,422    2,742,318    976,299     936,903
Cooper Common Stock     1,440,005    1,396,805          -           -
Cooper Preferred
  Stock                 1,856,733    1,770,543          -           -
Participant Loans                    1,443,050                527,677
                                    55,084,950             27,419,492

LIABILITIES
Participants' withdrawals and
  benefits payable                           -                      -
     Net assets available for
       plan benefits               $55,084,950            $27,419,492

         The accompanying notes are an integral part of these financial statements.


                  Wyman-Gordon Company Savings/Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1994


                                Stage-      Stage-      Stage-
                                coach       coach       coach
                    Income     LifePath    LifePath    LifePath
                 Accumulation    2000        2010        2020
ADDITIONS
Contributions:
  Employee       $   809,668  $   67,337   $   38,523  $   28,610
  Employer           101,776           -            -           -
  Rollovers        5,413,418           -            -           -
                   6,324,862      67,337       38,523      28,610

Interest             495,137      14,449       13,685       5,720

Net appreciation
  (depreciation)
  in fair market
  value of
  investments              -     (27,001)     (25,822)    (12,804)

Total Additions    6,819,999      54,785       26,386      21,526

DEDUCTIONS
Participants'
  withdrawals     (1,137,465)    (11,238)         (18)       (440)

Plan administrative
  expenses           (12,689)       (253)        (188)       (256)

Net transfers/
  adjustments
  in (out)         6,096,519     667,704      531,142     270,468

Total (deductions)
  additions        4,946,365     656,213      530,936     269,772

Increase (decrease)
  in net assets
  available for
  plan benefits   11,766,364     710,998      557,322     291,298

Net assets
  available for
  plan benefits:

  Beginning of
    year           6,877,696           -            -           -

  End of year    $18,644,060  $  710,998   $  557,322  $  291,298

        The accompanying notes are an integral part of these financial statements.
                                     R-5A1

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1994 (Continued)

                  Stage-       Stage-       Stage-       Stage-
                  coach        coach        coach        coach
                 LifePath     LifePath      Asset        Growth
                   2030         2040      Allocation     Stock
ADDITIONS
Contributions:

  Employee       $   12,471   $    8,015  $  804,846   $  715,368
  Employer                -            -      29,641       28,950
  Rollovers               -            -           -            -
                     12,471        8,015     834,487      744,318

Interest              1,440          558     424,235       35,584

Net appreciation
  (depreciation)
  in fair market
  value of
  investments        (3,933)      (2,919)   (721,805)      91,776

Total Additions       9,978        5,654     536,917      871,678

DEDUCTIONS
Participants'
  withdrawals             -          (32)   (879,679)    (281,156)

Plan administrative
  expenses             (116)         (66)     (8,965)      (7,430)

Net transfers/
  adjustments
  in (out)           84,049       50,933  (1,231,341)   1,353,161

Total (deductions)
  additions          83,933       50,835  (2,119,985)   1,064,575

Increase (decrease)
  in net assets
  available for
  plan benefits      93,911       56,489  (1,583,068)   1,936,253

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -            -   9,191,320    3,546,299

  End of year    $   93,911   $   56,489  $7,608,252   $5,482,552

       The accompanying notes are an integral part of these financial statements.
                                    R-5A2

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1994 (Continued)

                                Stage-
                  Stage-        coach      Cooper      Cameron
                  coach        Treasury    Common      Forged
                  S&P 500     Allocation   Stock       Equity
ADDITIONS
Contributions:

  Employee       $  800,142   $   408,998  $        -   $        -
  Employer           63,175        38,829           -            -
  Rollover                -    10,236,415   1,512,038    5,510,596
                    863,317    10,684,242   1,512,038    5,510,596

Interest            204,286       449,402           -            -

Net appreciation
  (depreciation)
  in fair market
  value of
  investments      (276,891)     (548,233)    (23,960)     101,705

Total Additions     790,712    10,585,411   1,488,078    5,612,301

DEDUCTIONS
Participants'
  withdrawals      (440,465)     (225,791)    (13,894)     (28,119)

Plan administrative
  expenses           (7,770)       (6,735)          -            -

Net transfers/
  adjustments
  in (out)        4,801,092    (7,548,699)    (77,379)  (5,584,182)

Total (deductions)
  additions       4,352,857    (7,781,225)    (91,273)  (5,612,301)

Increase (decrease)
  in net assets
  available for
  plan benefits   5,143,569     2,804,186   1,396,805            -

Net assets
  available for
  plan benefits:

  Beginning of
    year          2,803,201     3,536,396           -            -

  End of year    $7,946,770    $6,340,582  $1,396,805   $        -

       The accompanying notes are an integral part of these financial statements.
                                    R-5A3

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1994 (Continued)


                  Cooper         W-G
                 Preferred    Stock Fund    Loans        Total
ADDITIONS
Contributions:

  Employee       $        -   $  204,216  $        -   $ 3,898,194
  Employer                -      637,779           -       900,150
  Rollover        2,116,152            -     767,010    25,555,629
                  2,116,152      841,995     767,010    30,353,973

Interest                  -            -      82,099     1,726,595

Net appreciation
  (depreciation)
  in fair market
  value of
  investments       (42,635)     311,569           -    (1,180,953)

Total Additions   2,073,517    1,153,564     849,109    30,899,615

DEDUCTIONS
Participants'
  withdrawals       (61,340)     (47,343)    (59,513)   (3,186,493)

Plan administrative
  expenses             (403)      (2,793)          -       (47,664)

Net transfers/
  adjustments
  in (out)         (241,231)     701,987     125,777             -

Total (deductions)
  additions        (302,974)     651,851      66,264    (3,234,157)

Increase (decrease)
  in net assets
  available for
  plan benefits   1,770,543    1,805,415     915,373    27,665,458

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -      936,903     527,677    27,419,492

  End of year    $1,770,543   $2,742,318  $1,443,050   $55,084,950

       The accompanying notes are an integral part of these financial statements.

                                    R-5A4

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
                    For the Year Ended December 31, 1993


                                                          U.S.
                    Asset       Growth      S&P 500     Treasury
                  Allocation    Stock        Stock     Allocation
                     Fund        Fund        Fund         Fund
ADDITIONS
Contributions:

  Employee        $  716,590  $  468,311   $  400,918  $  273,848
  Employer            32,771      28,481       25,221      17,430
                     749,361     496,792      426,139     291,278
Net appreciation
  in fair market
  value of
  investments      1,107,163     301,819      194,806     453,011

Total Additions    1,856,524     798,611      620,945     744,289

DEDUCTIONS
Participants'
  withdrawals       (329,325)    (67,967)    (154,542)    (70,430)

Plan administrative
  expenses            (4,719)     (2,535)      (2,366)     (1,730)

Net transfers/
  adjustments
  in (out)        (8,418,106) (3,013,458)  (2,668,193) (2,861,572)

Total (deductions)
  additions       (8,752,150) (3,083,960)  (2,825,101) (2,933,732)

Increase (decrease)
  in net assets
  available for
  plan benefits   (6,895,626) (2,285,349)  (2,204,156) (2,189,443)

Net assets
  available for
  plan benefits:

  Beginning of
    year           6,895,626   2,285,349    2,204,156   2,189,443

  End of year     $        -  $        -   $        -  $        -



        The accompanying notes are an integral part of these financial statements.

                                     R-5B1

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1993 (Continued)

                   Income
                  Accumu-     Wellsfunds  Wellsfunds
                   lation        Asset      Growth     Wellsfunds
                    Fund      Allocation    Stock        S&P 500
ADDITIONS
Contributions:

  Employee       $  465,374   $  220,766  $  146,954   $  124,334
  Employer           12,722        3,508       2,935        3,198
                    478,096      224,274     149,889      127,532

Interest            380,317      154,026     100,831       18,975

Net appreciation
  (depreciation)
  in fair market
  value of
  investments             -     (140,044)    (24,531)      25,788

Total Additions     858,413      238,256     226,189      172,295

DEDUCTIONS
Participants'
  withdrawals    (1,409,326)     (67,963)    (69,626)     (65,465)

Plan administrative
  expenses           (7,022)      (1,400)       (871)        (742)

Net transfers/
  adjustments
  in (out)       (2,077,179)   9,022,427   3,390,607    2,697,113

Total (deductions)
  additions      (3,493,527)   8,953,064   3,320,110    2,630,906

Increase (decrease)
  in net assets
  available for
  plan benefits  (2,635,114)   9,191,320   3,546,299    2,803,201

Net assets
  available for
  plan benefits:

  Beginning of
    year          9,512,810            -           -            -

  End of year    $6,877,696   $9,191,320  $3,546,299   $2,803,201

       The accompanying notes are an integral part of these financial statements.

                                    R-5B2

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1993 (Continued)


                 Wellsfunds     W-G
                 Treasury      Stock
                Allocation     Fund        Loans        Total
ADDITIONS
Contributions:

  Employee       $   93,169   $107,905    $      -   $ 3,018,169
  Employer            2,753    272,686           -       401,705
                     95,922    380,591           -     3,419,874

Interest            151,623          -      29,357       835,129

Net appreciation
  (depreciation)
  in fair market
  value of
  investments      (210,649)   (71,650)          -     1,635,713
Total Additions      36,896    308,941      29,357     5,890,716

DEDUCTIONS
Participants'
  withdrawals       (69,738)   (29,892)     (6,190)   (2,340,464)

Plan administrative
  expenses          (14,948)    (1,094)          -       (37,427)

Net transfers/
  adjustments
  in (out)        3,584,186    111,209     232,966             -

Total (deductions)
  additions       3,499,500     80,223     226,776    (2,377,891)

Increase (decrease)
  in net assets
  available for
  plan benefits   3,536,396    389,164     256,133     3,512,825

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -    547,739     271,544    23,906,667

  End of year    $3,536,396   $936,903    $527,677   $27,419,492

       The accompanying notes are an integral part of these financial statements.

                                    R-5B3

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1992



                                               W-G        Asset
                  Income        Equity        Stock     Allocation
                   Fund          Fund         Fund         Fund
ADDITIONS
Contributions:

  Employee      $   301,852   $   29,040   $ 74,443     $  666,789
  Employer                -            -      4,754         32,565
                    301,852       29,040     79,197        699,354

Interest              8,302        1,047          -              -

Net appreciation
  in fair market
  value of
  investments       245,647      379,224     56,639        477,901

Total Additions     555,801      409,311    135,836      1,177,255

DEDUCTIONS
Participants'
  withdrawals    (1,257,974)      (9,739)   (10,769)       (92,237)

Net transfers/
  adjustments
  in (out)      (19,236,406)  (2,240,879)   300,255      5,810,608

Total (deductions)
  additions     (20,494,380)  (2,250,618)   289,486      5,718,371

Increase (decrease)
  in net assets
  available for
  plan benefits (19,938,579)  (1,841,307)   425,322      6,895,626

Net assets
  available for
  plan benefits:

  Beginning of
   year          19,938,579    1,841,307    122,417              -

 End of year    $         -   $        -   $547,739     $6,895,626


     The accompanying notes are an integral part of these financial statements.


                                     R-5C1

                Wyman-Gordon Company Savings/Investment Plan
       Statement of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1992 (Continued)



                                                           U.S.
                  Income        Growth     S&P 500       Treasury
               Accumulation     Stock       Stock       Allocation
                      Fund         Fund        Fund           Fund
ADDITIONS
Contributions:

  Employee      $  427,319    $  370,964   $  295,226   $  230,500
  Employer          29,638        25,936       24,009       17,864
                   456,957       396,900      319,235      248,364

Interest           576,466             -            -            -

Net appreciation
  in fair market
  value of
  investments            -       368,368      145,552      127,230

Total Additions  1,033,423       765,268      464,787      375,594

DEDUCTIONS
Participants'
  withdrawals   (1,413,383)      (21,075)     (87,419)     (26,551)

Net transfers/
  adjustments
  in (out)       9,892,770     1,541,156    1,826,788    1,840,400

Total (deductions)
  additions      8,479,387     1,520,081    1,739,369    1,813,849

Increase (decrease)
  in net assets
  available for
  plan benefits  9,512,810     2,285,349    2,204,156    2,189,443

Net assets
  available for
  plan benefits:

  Beginning of
   year                  -             -            -            -

  End of year   $9,512,810    $2,285,349   $2,204,156   $2,189,443


     The accompanying notes are an integral part of these financial statements.

                                     R-5C2

                 Wyman-Gordon Company Savings/Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1992 (Continued)





                      Loans          Total
ADDITIONS
Contributions:

  Employee          $      -       $ 2,396,133
  Employer                 -           134,766
                           -         2,530,899

Interest               6,236           592,051

Net appreciation
  in fair market
  value of
  investments              -         1,800,561

Total Additions        6,236         4,923,511

DEDUCTIONS
Participants'
  withdrawals              -        (2,919,147)

Net transfers/
  adjustments
  in (out)           265,308                 -

Total (deductions)
  additions          265,308        (2,919,147)

Increase (decrease)
  in net assets
  available for
  plan benefits      271,544         2,004,364

Net assets
  available for
  plan benefits:

                 Beginning of
    year                   -        21,902,303

  End of year       $271,544       $23,906,667



     The accompanying notes are an integral part of these financial statements.

                                     R-5C3

                Wyman-Gordon Company Savings/Investment Plan
                        NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (I) convenient and regular personal savings; (II) sharing in contributions by the Company out of its current and accumulated net profits; and (III) supplementing retirement benefits. The Plan is a single-employer contributory Plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

     ELIGIBILITY

          Wyman-Gordon Company ("the Company") amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the Plan").
     The Company issued the Wyman-Gordon Company Savings/
     Investment Plan, Plan and Trust Agreement, Second Complete Amendment and Restatement December 20, 1994, generally effective April 1, 1992. Pursuant to a stock purchase agreement between Cooper Industries, Inc. and Wyman-Gordon Company, effective May 27, 1994, Wyman-Gordon Forgings, Inc.
     (WGFI), formerly known as Cameron Forged Products Company, became a subsidiary of the Wyman-Gordon Company. Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works,
     USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May
     27, 1994 became employees of Wyman-Gordon Forgings, Inc., a subsidiary of the Wyman-Gordon Company, were transferred to this Plan.

     Effective April 1, 1993, the Plan was amended to allow Company employees covered under the Collective Bargaining Agreement to participate in the Plan. Previously, any full-time weekly or monthly employee not covered by a Collective Bargaining Agreement who has been continuously employed by the Company (or a participating subsidiary) for at least six months is eligible to participate in the Plan.

     FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) made a favorable determination in a letter dated September 15, 1986 that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"), and accordingly, the Trust thereunder has been determined to be exempt from taxation under provisions of Section 501(a) of the Code. It is not anticipated that amendments made to the Plan after the IRS' determination letter will affect the qualified and tax exempt status of the Plan and Trust respectively.


                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     EMPLOYEE CONTRIBUTIONS

     Upon becoming a Participant, an eligible employee may elect to reduce his or her compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. With regard to a participant who is a WGFI hourly employee, 20% is the maximum contribution. The election shall be made in advance as a whole percentage of their compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

     In addition, in no event shall the contributions made by or on behalf of a Participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The Internal Revenue Code also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual Participant.


     COMPANY CONTRIBUTIONS

     Effective April 1, 1993, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993. The Wyman-Gordon stock match amounted to $637,779 and $272,686 in 1994 and 1993, respectively.

     Under the terms of the Plan as subsequently amended on April 1, 1992, the Company's wholly-owned subsidiary Wyman-Gordon Investment Castings, Inc. (WGIC) will match 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay. The Company may change the 25% matching rate or the 15% of considered pay to any other percentages including 0%. The maximum dollar match is limited to $270 per Participant for the Plan year. The total Company match for Plan years 1994, 1993 and 1992 was $262,371, $133,948,
     $134,766, respectively.





                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     PARTICIPANT ACCOUNTS

     Each Participant's account is credited with the Participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.


     INVESTMENT FUNDS

     Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI, a subsidiary of the Company, were transferred to this Plan.
     The assets included Cooper Common Stock and Cooper Preferred Stock which are held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively. A Participant's or Beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such Funds until such time as the Participant or Beneficiaries otherwise elects to invest such portion of his or her Accounts or the Administrator directs the liquidation of such Funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by Participants or Beneficiaries, except to the extent a Participant or Beneficiary is permitted to exchange all or a portion of his or her investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

     Effective May 2, 1994, the Company added Stagecoach LifePath Funds to the menu of investment options. LifePath Funds are part of the Stagecoach family of Mutual Funds sponsored and distributed by Stephens, Inc. Member NYSE/SIPC and advised by Wells Fargo Bank. During 1994 Wells Fargo changed the name of its funds from "Wellsfunds" to "Stagecoach."

     Effective October 1, 1993, the Company converted certain of its investments in Wells Fargo collective trust funds to Wells Fargo mutual funds.






                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     Participants in the Plan have the following 13 investment funds available:

     The Stagecoach Asset Allocation Fund seeks to achieve superior long-term gains at reasonable risk by actively shifting investment among common stocks, U.S. Treasury bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The Fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments. There were 673 Participants in the Stagecoach Asset Allocation Fund at December 31, 1994.

     The Stagecoach U.S. Treasury Allocation Fund seeks to achieve over the long-term a high rate of return at reasonable risk by actively shifting investment among three classes of debt securities. The Fund pursues a strategy of allocating and reallocating investment among long-term bonds, intermediate-term notes and 90 Day Treasury bills. The Fund invests in U.S. Treasury bonds with maturities of 20 years or more, U.S. Treasury notes with maturities of 5-7 years and U.S. Treasury bills. The Fund attempts to realize long-term performance which is superior to investment in any individual fixed-income class. There were 580 Participants in the Stagecoach Treasury Allocation Fund at December 31, 1994.

     The Stagecoach S&P 500 Stock Fund seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the Fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries. There were 874 Participants in the Stagecoach S&P 500 Stock Fund at December 31, 1994.

     The Income Accumulation Fund invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The Fund diversifies its investments by limiting its holdings of any one issuer to 10% of the Fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the Fund is held in publicly traded instruments. There were 952 Participants in the Income Accumulation Fund at December 31, 1994.






                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The Stagecoach Growth Stock Fund seeks to provide investors an above average rate of return as measured against the S&P 500 Index and against similar growth stock funds, through the active management of a diversified portfolio of growth oriented common stocks. The Fund will invest primarily in common stocks that are expected to generate above market rates of growth in revenues and earnings. There were 704 Participants in the Stagecoach Growth Stock Fund at December 31, 1994.

     LifePath Funds

     Each LifePath Fund seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk investors, on average, may be willing to accept given their investment time horizon.
     Specifically:

     LifePath 2000 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2000. There were 37 Participants in the LifePath 2000 Fund at December 31, 1994.

     LifePath 2010 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2010. There were 34 Participants in the LifePath 2010 Fund at December 31, 1994.

     LifePath 2020 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020. There were 32 Participants in the LifePath 2020 Fund at December 31, 1994.

     LifePath 2030 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2030. There were 31 Participants in the LifePath 2030 Fund at December 31, 1994.

     LifePath 2040 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2040. There were 9 Participants in the LifePath 2040 Fund at December 31, 1994.

     The Wyman-Gordon Stock Fund invests in the common stock of Wyman-Gordon Company. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock.



                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock. There were 1,344 Participants in the Wyman-Gordon Stock Fund at December 31, 1994.

     The Cooper Common Stock Fund invests in the common stock of Cooper Industries. Amounts contributed to the Cooper Common Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's common stock. There were 288 Participants in the Cooper Common Stock Fund at December 31, 1994.

     The Cooper Preferred Stock Fund invests in the common stock of Cooper Industries. Amounts contributed to the Cooper Preferred Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's Preferred common stock. There were 127 Participants in the Cooper Preferred Stock Fund at December 31, 1994.

     The Asset Allocation Fund, the Growth Stock Fund and the
     LifePath Funds are not offered to Participants who are WGFI
     Hourly Employees or Beneficiaries thereof.


     DISTRIBUTIONS OF BENEFITS

     A Participant (or his or her beneficiary in the case of his or her death) may elect to have his or her vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

     A Participant who is a WGFI hourly employee shall be paid in the form of a single lump sum. Notwithstanding, if he or she is a WGFI hourly employee at the time he or she is required by law to commence distribution, or anytime thereafter, may instead elect to be paid annually in a lump sum an amount sufficient to comply with Code section 401(a)(9).






                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     DISTRIBUTIONS OF BENEFITS, (Cont.)

     A Participant, other than a Participant who is a Wyman-Gordon Forgings, Inc. Hourly Employee, may elect to be paid in any of these forms:

     (a)  a single lump sum, or

     (b) effective January 1, 1993, a portion paid in a lump sum, and the remainder paid later, or

     (c) periodic installments over a period not to exceed the life expectancy of the Participant and his or her Beneficiary.

     Distributions shall be made in cash, except to the extent a distribution consists of a repayment of any participant loan and with regard to a single sum payment, except to the extent a Participant elects payment in the form of whole shares of Company Stock, Cooper Common Stock and Cooper Preferred Stock and cash in lieu of fractional shares to the extent invested in the Company Stock Fund, Cooper Common Stock Fund and Cooper Preferred Stock Fund.

     VESTING

     A Participant shall be fully vested in these Accounts at all times:

          Pre-Tax Account
          After-Tax Account
          Rollover Account
          WGIC Match Account
          Prior Plan Account

     A Participant shall also be fully vested in his or her Company Stock Match Account if (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company.

     Notwithstanding, prior to the Effective Date, a Participant's Employer Account became vested in accordance with a vesting schedule then in effect.

     A Participant's entire Account shall become fully vested once he or she has attained his or her Normal Retirement Date as an Employee or upon his or her leaving the Employer due to his or her Disability or death.




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     VESTING (Cont.)

  In addition to the vesting provided above, a Participant's Company Stock Match Account and Employer Matching Account shall become vested in accordance with the following schedules, unless (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company:

         COMPANY STOCK MATCH ACCOUNT "VESTING SCHEDULE"

     YEARS OF VESTING SERVICE         VESTED PERCENTAGE

       Less than 1                             0%
       1 but less than 2                      20%
       2 but less than 3                      40%
       3 but less than 4                      60%
       4 but less than 5                      80%
       5 or more                             100%

         EMPLOYER MATCHING ACCOUNT "VESTING SCHEDULE"

     YEARS OF VESTING SERVICE         VESTED PERCENTAGE

           Less than 5                         0%
           5 or more                         100%

     If this vesting schedule is changed, the vested percentage for each Participant shall not be less than his or her vested percentage determined as of the last day prior to this change, and for any Participant with at least three Years of Vesting Service when the schedule is changed, vesting shall be determined using the more favorable vesting schedule.

     WITHDRAWALS

     Withdrawals may only be made in accordance with the terms of
     the Plan.   Hardship withdrawals of tax deferred
     contributions and related earnings are subject to approval by the Plan Administrator based upon the Participant's financial need and are subject to IRS limitations.

     Withdrawal of after-tax contributions, rollover account withdrawals, withdrawals for Participants over age 59 1/2 and withdrawals for certain Company contributions are allowed for amounts up to the extent of Participant's account balance with certain restrictions.





                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     PLAN DESCRIPTION, (Cont.)

     PLAN TRUSTEE AND CUSTODIAN

     The Plan's Trustee and Custodian of its funds changed during 1992 from State Street Bank and Trust Company to Wells Fargo
     Bank N.A.


     PARTICIPANT LOANS

     Participants may borrow, generally, up to the lesser of 100% of their total vested account balance in the Plan or $50,000 less the highest outstanding plan loan balance during the one-year period preceding the date of the new loan. The loans bear interest at market rates and are repaid in regular installments within five years. Early prepayment is allowed.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles:


     VALUATION OF INVESTMENTS

     Investments are valued on the basis of market valuations provided by independent pricing services. Such valuations are generally determined as follows:

     * Units of Wells Fargo Bank N.A. collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the Funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the Funds' net assets by the number of units outstanding on the valuation date.

     * Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.


     SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.



                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)




     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Cont.)

     INVESTMENT INCOME

     Net investment income, as earned, is allocated to Participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, net appreciation (depreciation) in the fair market value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Income from investments is recorded as earned on an accrual basis.


     PURCHASES AND REDEMPTIONS OF UNITS

     The value of participating units, upon admission to or withdrawal from the Funds, is based upon the market value of net assets held as of the valuation date. Upon purchase or redemption of units by a Participant, transaction costs incurred for the related security transactions are borne by that Participant.


     EXPENSES

     Account maintenance, transaction fees and expenses and investment fund management and maintenance fees are paid by the Participants; all other fees are paid by the Company.


3.   PLAN LIABILITIES

     Wells Fargo Bank uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to Participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1994 there were no accrued liabilities for the Plan.















                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)




4.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                            1994        1993
     Wells Fargo Bank N.A., Stagecoach
     Asset Allocation Fund
     (804,255 shares and 894,968 shares) $ 7,608,252 $9,191,320

     Wells Fargo Bank N.A., Stagecoach
     Growth Stock Fund (488,641 shares
     and 322,098 shares)                   5,482,552  3,546,299

     Wells Fargo Bank N.A., Stagecoach
     S&P 500 Fund (781,393 shares and
     268,506 shares)                       7,946,770  2,803,201

     Wells Fargo Bank N.A., Stagecoach
     U.S. Treasury Allocation Fund
     (725,583 shares and 356,132 shares)   6,340,582  3,536,396

     Wells Fargo Bank N.A., Income
     Accumulation Fund (1,600,829 shares
     and 613,762 shares)                  18,644,060  6,877,696


5.   OTHER MATTERS

     During the years ended December 31, 1994 and 1993 there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Plan.






















                Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(a)
        Supplemental Schedule of Assets Held for Investment Purposes
                           as at December 31, 1994


                      (b) Description
                      of investment
                      ment including
                      maturity date,
(a) Identity of issue rate of interest,
borrowers, lessor, or collateral par                   (d) Current
similar party         or maturity value    (c) Cost        value
Wells Fargo Bank N.A. 74,528 Shares
                      Stagecoach
                      LifePath 2000 Fund  $   736,062  $   710,998

Wells Fargo Bank N.A. 58,481 Shares
                      Stagecoach
                      LifePath 2010 Fund      580,976      557,322

Wells Fargo Bank N.A. 30,280 Shares
                      Stagecoach
                      LifePath 2020 Fund      301,464      291,298

Wells Fargo Bank N.A. 9,772 Shares
                      Stagecoach
                      LifePath 2030 Fund       96,950       93,911

Wells Fargo Bank N.A. 5,776 Shares
                      Stagecoach
                      LifePath 2040 Fund       57,792       56,489

Wells Fargo Bank N.A. 804,255 Shares
                      Stagecoach Asset
                      Allocation Fund       8,236,243    7,608,252

Wells Fargo Bank N.A. 488,641 Shares
                      Stagecoach Growth
                      Stock Fund            5,397,280    5,482,552

Wells Fargo Bank N.A. 781,393 Shares
                      Stagecoach
                      S&P 500 Fund          8,176,592    7,946,769

Wells Fargo Bank N.A. 725,583 Shares
                      Stagecoach U.S.
                      Treasury Allocation
                      Fund                  6,744,036    6,340,583

Wells Fargo Bank N.A. 1,600,829 Shares
                      Income Accumulation
                      Fund                 18,644,060   18,644,060



                Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(a)
        Supplemental Schedule of Assets Held for Investment Purposes
                     as at December 31, 1994 (Continued)



                      (b) Description
                      of investment
                      ment including
                      maturity date,
(a) Identity of issue rate of interest,
borrowers, lessor, or collateral par                   (d) Current
similar party         or maturity value    (c) Cost        value

Wells Fargo Bank N.A. 284,473 Shares
                      Wyman-Gordon
                      Stock Fund            2,525,422    2,742,318

Wells Fargo Bank N.A. 144,001 Shares
                      Cooper Common
                      Stock Fund            1,440,005    1,396,805

Wells Fargo Bank N.A. 185,451 Shares
                      Cooper Preferred
                      Stock Fund            1,856,733    1,770,543

                                          $54,793,615  $53,641,900



























                                    R-17A

                Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
                    For the Year Ended December 31, 1994


                (b)Description
                of assets
                (include interest
(a)Identity of  rate and maturity    (c)Purchase   (d)Selling
party involved  in case of a loan)      price         price

Series (iii) reportable transactions - series of transactions in excess of 5% of Plan assets:
Wells Fargo     Income Accumulation  $13,280,842            -
                Fund (189 Purchases,          -    $2,549,615
                91 Sales)

Wells Fargo     Stagecoach Asset     $ 2,843,413            -
                Allocation Fund                -   $3,704,676
                (127 Purchases,
                101 Sales)

Wells Fargo     Stagecoach Growth    $ 3,379,794            -
                Stock Fund                     -   $1,535,318
                (155 Purchases,
                74 Sales)

Wells Fargo     Stagecoach S&P 500   $ 7,185,421            -
                Fund (178 Purchases,           -   $1,764,961
                94 Sales)

Wells Fargo     Stagecoach U.S.      $11,139,811            -
                Treasury Allocation            -   $7,903,074
                Fund (157 Purchases,
                108 Sales)

Wells Fargo     Cooper Common Stock  $ 1,512,038            -
                Fund (1 Purchase,              -   $   75,261
                (16 Sales)

Wells Fargo     Cameron Forged       $ 5,510,596            -
                Equity Fund                    -   $5,612,302
                (2 Purchases,
                6 Sales)

Wells Fargo     Cooper Preferred     $ 2,256,858            -
                Stock Fund                     -   $  406,923
                (4 Purchases,
                26 Sales)

Wells Fargo     Wyman-Gordon Stock   $ 2,206,613            -
                Fund (154 Purchases,           -   $  712,767
                78 Sales)

                                    R-18A

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
              For the Year Ended December 31, 1994 (Continued)


                                      (h)Current
           (f)Expense                 value of asset
(e)Lease   incurred with   (g)Cost    on transaction   (i)Net gain
  rental   transaction     of asset   date               or (loss)

Series (iii) reportable transactions - series of transactions in excess of 5% of Plan assets:

- - -          -               $13,280,842  $13,280,842            -
- - -          -               $ 2,549,615  $ 2,549,615            -


- - -          -               $ 2,843,413  $ 2,843,413            -
- - -          -               $ 3,939,715  $ 3,704,676    $(235,039)



- - -          -               $ 3,379,794  $ 3,379,794            -
- - -          -               $ 1,553,207  $ 1,535,318    $ (17,889)



- - -          -               $ 7,185,421  $ 7,185,421            -
- - -          -               $ 1,787,503  $ 1,764,961    $ (22,542)


- - -          -               $11,139,811  $11,139,811            -
- - -          -               $ 8,255,979  $ 7,903,074    $(352,905)



- - -          -               $ 1,512,038  $ 1,512,038            -
- - -          -               $    72,033  $    75,261    $   3,228


- - -          -               $ 5,510,596  $ 5,510,596            -
- - -          -               $ 5,510,596  $ 5,612,302    $ 101,706



- - -          -               $ 2,256,858  $ 2,256,858            -
- - -          -               $   409,125  $   406,923    $  (2,202)



- - -          -               $ 2,206,613  $ 2,206,613            -
- - -          -               $   657,491  $   712,767    $  55,276


                                   R-18A-1

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
                    For the Year Ended December 31, 1994



                (b)Description
                of assets
                (include interest
(a)Identity of  rate and maturity    (c)Purchase   (d)Selling
party involved  in case of a loan)      price         price

Series (i) reportable transactions - single transactions in excess of 5% of Plan assets:
Wells Fargo     Income Accumulation  $1,372,952             -
                Fund (1 Purchase)

Wells Fargo     Income Accumulation  $4,360,742             -
                Fund (1 Purchase)

Wells Fargo     Stagecoach U.S.      $7,246,792             -
                Treasury Allocation
                Fund (1 Purchase)

Wells Fargo     Stagecoach U.S.               -    $3,048,705
                Treasury Allocation
                Fund (1 Sale)

Wells Fargo     Cooper Common Stock  $1,512,038             -
                Fund (1 Purchase)

Wells Fargo     Cameron Forged       $3,284,792             -
                Equity Fund
                (1 Purchase)

Wells Fargo     Cameron Forged                -    $1,776,293
                Equity Fund
                (1 Sale)

Wells Fargo     Cameron Forged       $2,225,805             -
                Equity Fund
                (1 Purchase)

Wells Fargo     Cameron Forged                -    $1,485,509
                Equity Fund
                (1 Sale)

Wells Fargo     Stagecoach S&P 500   $1,593,874             -
                Fund (1 Purchase)

Wells Fargo     Stagecoach U.S       $2,527,263             -
                Treasury Allocation
                Fund (1 Purchase)

                                    R-18B

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
              For the Year Ended December 31, 1994 (Continued)




                                      (h)Current
           (f)Expense                 value of asset
(e)Lease   incurred with   (g)Cost    on transaction   (i)Net gain
  rental   transaction     of asset   date               or (loss)

Series (i) reportable transactions - single transactions in excess of 5% of Plan assets:
- - -          -               $1,372,952   $1,372,952             -


- - -          -               $4,360,742   $4,360,742             -


- - -          -               $7,246,792   $7,246,792             -



- - -          -               $3,153,462   $3,048,705     $(104,757)



- - -          -               $1,512,038   $1,512,038             -


- - -          -               $3,284,792   $3,284,792             -



- - -          -               $1,744,152   $1,776,293     $  32,141



- - -          -               $2,225,805   $2,225,805             -



- - -          -               $1,458,988   $1,485,509     $  26,521



- - -          -               $1,593,874   $1,593,874             -


- - -          -               $2,527,263   $2,527,263             -



                                   R-18B-1